

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

January 24, 2022

Gregory D. Johnson
Chief Executive Officer and Co-President
O'Reilly Automotive, Inc.
233 South Patterson Avenue
Springfield, Missouri 65802

　　　　**Re:　O'Reilly Automotive, Inc.**
　　　　　　**Form 10-K for the Fiscal Year Ended December 31, 2020**
　　　　　　**Filed February 26, 2021**
　　　　　　**File No. 000-21318**

Dear Mr. Johnson:

　　　　We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　Office of Trade & Services